

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 26, 2024

Amro Albanna
Chief Executive Officer
Aditxt, Inc.
737 N. Fifth Street, Suite 200
Richmond, VA 23219

   Re: Aditxt, Inc.
     Preliminary Proxy Statement on Schedule 14A
     Response dated June 21, 2024
     File No. 001-39336

Dear Amro Albanna:

   We have reviewed your June 21, 2024 response to our comment letter and have the following comment.

   Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

   After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 18, 2024 letter.

Correspondence Dated June 21, 2024

Proposal No. 8: The Authorized Share Increase Proposal, page 1

1.   We note your response to prior comment 1 and reissue as it still appears that the Exchange Agreements were not separate and apart from the Merger Agreement. We note the Form 8-K filed by Evofem Biosciences, Inc. on December 27, 2023 indicates that "[p]rior to the Consummation of the Merger Agreement, the Aditxt and the Holders shall enter into an exchange agreement (the 'Aditxt Exchange Agreement') whereby the shares of the Company's Series F-1 Preferred Stock will be exchanged for Aditxt preferred stock." Additionally, we note Section 6.23 of the Merger Agreement included as Exhibit 2.1 in your Form 8-K filed December 12, 2023 references certain Exchange Agreements to be entered into prior to closing. Please revise your preliminary proxy statement to provide the disclosures required by Items 11, 13 and 14 of Schedule 14A with respect to those matters, as applicable, pursuant to Note A of Schedule 14A. Alternatively, please provide us with analysis supporting why such disclosure is not required.

   Please contact Daniel Crawford at 202-551-7767 or Jason Drory at 202-551-8342 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Sean Reid, Esq.